Filed pursuant to Rule 424b3

Registration No. 333-230150

IMPORTANT NOTICE

ProShares UltraPro 3x Crude Oil ETF (OILU)

ProShares UltraPro 3x Short Crude Oil ETF (OILD)

(each, a “Fund”, and together, the “Funds”)

Supplement dated March 16, 2020

to each Fund’s Prospectus and Disclosure Document

dated March 29, 2019

On March 15, 2020 ProShares Capital Management LLC announced that it plans to close and liquidate ProShares UltraPro 3x Crude Oil ETF (ticker symbol: OILU) and ProShares UltraPro 3x Short Crude Oil ETF (ticker symbol: OILD). Each fund trades on NYSE Arca.

The last day the funds will accept creation orders is March 27, 2020. Trading in each Fund will be suspended prior to market open on March 30, 2020. Proceeds of the liquidation are currently scheduled to be sent to shareholders on or about April 3, 2020 (the “Distribution Date”).

Shareholders may sell their shares of a Fund (subject to any applicable brokerage or transaction costs) until the market close on March 27, 2020. From March 30, 2020 through the Distribution Date, shares of the Funds will not be traded on NYSE Arca and there will not be a secondary market for the shares. During this period, each Fund will be in the process of liquidating its portfolio and will not be managed in accordance with its investment objective.

Any shareholders remaining in a Fund on the Distribution Date will automatically have their shares redeemed for cash at the current net asset value. These cash distributions are taxable events. Shareholders should consult their tax advisor about any potential tax consequences.

Prior to the Distribution Date and under certain market conditions, including for example, significant market volatility or market disruptions, each Oil Fund may seek to use swaps with loss limits or option strategies in a manner designed to limit Fund losses or otherwise prevent the Fund’s net asset value (“NAV”) from going to zero. Certain of these swaps or options strategies may include provisions that limit the amount an Oil Fund may gain. These strategies will not prevent an Oil Fund from losing value and may prevent an Oil Fund from achieving gains. For example, if the UltraPro 3x Fund employs a strategy that limits gains and losses to no more than 90% of its NAV on a given day and the index were to rise 35% on that day, the Fund would be limited to a gain of 90% for that day (before fees and expenses), even though without the use of this strategy the Fund might have been expected to gain 105% (before fees and expenses). Similarly, if the UltraPro 3x Short Fund employs a strategy that limits gains and losses to no more than 90% of its NAV on a given day and the index falls 35% on that day, the Fund would be limited to a gain of 90% for that day (before fees and expenses), even though without the use of this strategy the Fund might have been expected to gain 105% (before fees and expenses).

These strategies are intended to allow an Oil Fund to preserve a minimal portion of its value in the event of significant adverse movements in a Fund’s benchmark. There can be no guarantee that an Oil Fund will be able to implement such strategies or that such strategies will be successful. Each Oil Fund will incur additional, potentially substantial, costs as a result of such strategies which may cause or increase tracking error and would be expected to have a substantial adverse impact on performance. Use of such strategies would cause an Oil Fund to not perform consistent with its investment objective.

Furthermore, in the event that an Oil Fund’s value decreases by 70% or more at any point from its prior day’s NAV, as determined by the Sponsor, the Sponsor, in its sole discretion, in order to maintain the integrity of the ongoing operation of the Fund or for other reasons, may cause such Fund to liquidate some or all of its positions and, in lieu of such positions, invest such assets in cash or money market instruments.

The above actions may be taken without prior notification to shareholders and would be expected to cause an Oil Fund not to perform consistent with its investment objective. Under these circumstances, consistent with its general authority, the Sponsor may, but is not obligated to, cause an Oil Fund to be terminated and dissolved.

For more information, please contact the Funds at 1-866-776-5125.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

NEITHER THE TRUST NOR ANY FUND IS A MUTUAL FUND OR ANY OTHER TYPE OF INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND NEITHER IS SUBJECT TO REGULATION THEREUNDER.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Please retain this supplement for future reference.